UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 26, 2024, monday.com Ltd. (the “Company”) issued a press release titled “monday.com Achieves Significant Financial Milestone with $1 Billion in Annual Recurring Revenue”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515 and 333-277913) and Registration Statement on Form F-3 (File No. 333-277915), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: August 26, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated August 26, 2024